www.linkedin.com/in/mjones
(LinkedIn)
www.science-inc.com (Personal)

Top Skills

Business Development
Product Marketing
Consumer Marketing

Michael Jones

Science - LiquidDeath, Scopely, Rover, DollarShaveClub, Maker,
GoodReads, Myspace.
Aspen, Colorado, United States

Summary

As a founder of studio and venture fund Science Inc., Mike leverages
his operational expertise and keen entrepreneurial talent to help
Science founders scale highly profitable and successful businesses.
Mike develops predictive strategies for portfolio companies, and
the firm overall, that taps into future societal shifts and disrupts
entrenched markets.

A longtime Internet executive, entrepreneur, and strategic adviser,
Mike spent his career growing businesses ranging from early stage
startups to private equity-backed assets to public media companies.

Mike's ability to predict the next shift extends beyond his work at
Science to when he served as the CEO of Myspace. In his role he
foresaw the impact of social influence over software, a predictive
strategy he also saw as CEO of Userplane (acquired by AOL), and
investment in HouseParty (acquired by Epic). Mike's work with
Mammoth Media, Hello Society and Famebit also highlights how he
spotted the future of content and built these brands to thrive at the
onset of GenZ's as content consumers and influencer takeover.

His experience and expertise in both large and small companies
focuses on strategy, growth, and operational efficiency, and has
resulted in over $2B in exits (three of which were in 2016 alone).
You can get a glimpse of his thought process in this Dollar Shave
Club case study or his take on GenZ and Mammoth Media in a case
study. Mike currently resides in Los Angeles with his wife and two
children, whom he loves writing about.

Themes: Social software, future of content, brand building, future of
work, future of play
Current Investments: Liquid Death, Mammoth Media, Pray.com,
Lambs, Arrive

Past Investments: Dollar Shave Club, Userplane, Myspace, HouseParty, Maker Studios, DogVacay, HelloSociety, Famebit, Goodreads

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Experience

Science
CEO
October 2011 - Present (12 years 7 months)
Santa Monica

Science builds, buys and invests in disruptive mobile media, marketplace and commerce companies. Science systematically scales Internet brands and media companies into market leaders through a proven process.

Liquid Death Mountain Water
Board Member
February 2019 - Present (5 years 3 months)
Santa Monica

Scopely
Advisor
August 2011 - Present (12 years 9 months)
Los Angeles Metropolitan Area

Mammoth Media
Board Member
August 2016 - Present (7 years 9 months)
Santa Monica, CA

Protego Trust
Board Member
January 2016 - Present (8 years 4 months)
Los Angeles, California, United States

PlayVS
Investor
June 2017 - Present (6 years 11 months)
Greater Los Angeles Area

pray.com

Board Member

June 2017 - Present (6 years 11 months)

Santa Monica, CA

SpringRole Inc.

Board Member

January 2016 - Present (8 years 4 months)

Bengaluru Area, India

CarBlip

Board Member

September 2017 - Present (6 years 8 months)

Santa Monica, CA

Arrive Recommerce

Board Member

January 2019 - January 2020 (1 year 1 month)

FameBit

Investor

January 2015 - December 2016 (2 years)

Self-service influencer marketplace where brands, influencers and creators collaborate for branded content endorsements on YouTube, Twitter, Instagram, and more.

Dollar Shave Club

Board Member

January 2012 - December 2016 (5 years)

Transformative men's grooming brand redefining how people shop for grooming products.

DogVacay

Board Member

January 2012 - December 2016 (5 years)

Skip the kennel. With DogVacay, your pet always stays with a trusted sitter in a safe, cozy home.

HelloSociety

Board Member

January 2011 - January 2016 (5 years 1 month)

Influencer-powered social media marketing, acquired by New York Times, now part of T Brand Studio.

Maker Studios Inc
Investor
January 2013 - December 2015 (3 years)

Millennials are living a mobile, social, on-demand life. Maker Studios is the global leader in short-form video reaching this diverse, tech-savvy group.

GumGum
Board Member
April 2009 - January 2015 (5 years 10 months)

Our computer vision technology unlocks the value of every connected image for marketers.

Goodreads.com
Investor
December 2010 - December 2013 (3 years 1 month)

Meet your next favorite book.

MySpace
CEO
April 2009 - September 2011 (2 years 6 months)
Los Angeles

Tsavo Media Inc.
CEO & Board Member
2008 - June 2009 (1 year)

People Media, Inc.
Board Member
2008 - April 2009 (1 year)

America Online
Senior Vice President
2006 - 2008 (2 years)

Userplane/AOL
CEO Userplane, SVP AOL
November 2000 - 2008 (8 years)

Oversaw Userplane's business strategy, sales and operations. As a founder of Userplane, and Userplane's CEO, Michael's business leadership brought the business from startup to acquisition by AOL in August of 2006. As a Vice President of AOL, Michael focussed on the growth of the Userplane / AIM division as well as AOL's strategic positioning as a platform provider to the online community marketplace.

Userplane software now reaches over fifty million users in more than fifteen countries. Userplane-installed sites span the full spectrum of web communities - including top tier web properties like myspace.com, date.com, Red Bull, and Honda.

PBJ Digital
CEO
August 1997 - September 2000 (3 years 2 months)

In August of 1997 Michael along with two partners started the web development firm PBJ Digital. Within two years PBJ Digital arose as one of the premier development firms with locations in Los Angeles, Oregon and New York with clients including UPN, Red Bull, Boeing and Sony. In September 2000, Michael sold his equity stake in the business and founded Userplane.

Noted Accomplishments:

• Founded, developed and brought company to profitability maintaining a staff of 40 across 3 locations.
• Developed relationships with and performed as primary project manger and consultant for Fortune 500 clients.
• Completed Series B capital raise of $1.5 million.
• Was awarded "Best Entrepreneurial Business Plan" from the University of Oregon's school of Entrepreneurship.

Elixir Magazine
Editor-in-Chief
January 1995 - January 1998 (3 years 1 month)

Founded Elixir magazine, a trend orientated internationally distributed magazine focusing on music, movies and general entertainment content.

In January of 1995, during Michael#s second year at the University of Oregon, Michael along with 6 friends founded Elixir Magazine. Within two years Elixir became nationally distributed, reaching hundreds of thousands of monthly readers. Elixir was one of the first online and offline publications, boasting relationships with most major record labels, highlighting new artists and general trends in popular culture.

Noted Accomplishments:

Founded nationally distributed magazine.
Developed and executed publication distribution within Barnes and Noble and Tower Records.
Built local and national advertising sales team.
Interviewed high profile celebrities and musicians.
Promoted and hosted numerous large events.

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Education

University of Oregon
BS, Marketing & International Business · (1993 - 1997)

University of Oregon
The Best Degree